FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               As at June 30, 2003

                              CIK Number 0000865492


                              GREAT BASIN GOLD LTD.
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

           Indicate by check mark if the registrant is submitting the
                         Form 6-K in paper as permitted
                             by Regulation S-T Rule
                                 101(b)(1): [ ]


              Note: Regulation S-T Rule 101(b)(1) only permits the
                 submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


                          Indicate by check mark if the
                          registrant is submitting the
                         Form 6-K in paper as permitted
                             by Regulation S-T Rule
                                 101(b)(7): [ ]


  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                   82-________

                                   Signatures
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                            Date: September 10, 2003

     * Print the name and title of the signing officer under his signature.

                            GREAT BASIN GOLD LIMITED
                               QUARTER END REPORT
                                  JUNE 30, 2003
--------------------------------------------------------------------------------

                       MANAGEMENT DISCUSSION AND ANALYSIS

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently advancing two late-stage projects. These are the Ivanhoe gold-silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

Ivanhoe Property, Nevada, United States of America

Great  Basin's  exploration  efforts at the  Ivanhoe  Property  resulted  in the discovery and delineation of several high-grade gold-silver vein systems. Through exploration drilling, the Company outlined a significant mineral resource in an area now known as the Hollister Development Block, which constitutes about 5% of the Ivanhoe Property. On August 2, 2002, Great Basin and New York Stock Exchange-listed Hecla Mining Company finalized Earn-In and Joint Operating Agreements, whereby Hecla will vest in a 50% working interest in the
Hollister Development Block, subject to a purchase price royalty in favour of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin. Concurrent with and in proportion to the Hecla warrants, Great Basin will issue 2 million share purchase warrants to Hecla.

Hecla will manage the exploration, development and mining operations. Hecla has already commenced engineering and permitting work to facilitate the underground drive into the gold veins. Upon receipt of applicable permits, Hecla will complete the Stage 1 program in about 12 months. Thereafter, to vest in its 50% working interest, Hecla must proceed to Stage 2 within 60 days and complete the Stage 2 program in approximately the following 12 months.

A US$50/oz sliding scale Purchase Price Royalty is also payable by Hecla in cash or in kind to Great Basin when cash operating profits per ounce of gold equivalent production are within the range of US$100-200/oz. The Royalty will be payable by Hecla on its portion of gold production commencing at the point it has recovered 115% of its Stage 1 and Stage 2 expenditures, estimated to be about one year from the date of commercial production.

Hecla submitted the Plan of Operations to government agencies to initiate permitting for the exploration and development program in December 2002 and has continued with permitting and engineering work since that date. Once permitting has been secured, the underground access program will begin.

Burnstone Gold Project, Mpumalanga Province, Republic of South Africa

The Burnstone Gold Project is located approximately 80 kilometres southeast of Johannesburg, near the town of Balfour. It lies in open, rolling countryside with excellent infrastructure, including major paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

In November 2002, Great Basin entered into an agreement with the shareholders of a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold") to acquire up to 100% of Southgold ("the Southgold Agreement"). Southgold holds the rights to purchase the Burnstone Gold Project, and any subsequent mining would be subject to government legislation that provides for historically disadvantaged South Africans to earn an interest in mining developments. Pursuant to the Southgold Agreement, Great Basin can exercise its option and complete its purchase of Southgold by making cash, share and share purchase warrant payments to Southgold shareholders in two staged tranches, totalling US$3.25 million (of which US$1.25 million was paid on signing in November 2002), 21 million shares and 10.5 million share purchase warrants exercisable at US$0.75 for one year from the date of issuance. Exercise of the share purchase warrants is subject to an accelerated expiry provision.

During the period, the Company completed the first tranche of the Southgold acquisition. This included a payment of US$2 million in cash, and issuing 10 million Great Basin common shares and 5 million share purchase warrants. A finder's fee of approximately 2%, to a maximum of $1 million, is payable as the Company acquires Southgold and makes expenditures on the Burnstone Project.

The remaining interest in Southgold can be acquired by a second tranche of payments, made on or before January 31, 2004, consisting of 11 million Great Basin common shares and 5.5 million share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, Great Basin may make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares that may be issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great
Basin management for a period of five years. Pursuant to the agreement, Southgold shareholders nominated two members to the Board of Directors of Great Basin. Also, additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group partner, whereby Tranter could acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter could maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31, but Southgold and Tranter are working together, along with Great Basin, to extend the agreement on mutually acceptable terms and conditions.

In accordance with the Southgold Agreement, Great Basin also funded an initial US$1.5 million work program commitment. The 20,000-metre program involved both in-fill and step-out drilling. In June 2003, North American engineering firm Behre Dolbear and Company completed a new estimate of the resource for Area 1. Great Basin staff and consultants in South Africa compiled the new data and updated the geological model for the deposit. Behre Dolbear's resource estimation specialists reviewed the model, updated the estimate and classified the mineral resource based on 57 core holes and 208 valid deflections. The results are tabulated below.

         CUT-OFF                                                       CONTAINED
CATEGORY (CM G/T)            IN-SITU          DILUTED TO 1.0 M WIDTH    OUNCES
-------- -------     -----------------------  -----------------------  ---------
                       TONNES     GOLD GRADE    TONNES    GOLD GRADE
                                     (G/T)                     (G/T)
                     ---------    ----------  ----------   ---------

MEASURED      0      8,352,000       13.66                             3,669,000
            300      5,575,000       17.11    15,107,000       6.31    3,066,000
            350      4,664,000       18.47    12,258,000       7.03    2,769,000
            400      3,992,000       19.71    10,275,000       7.66    2,530,000
            ===      =========       =====    ==========       ====    =========

INDICATED     0      4,762,000       15.47                             2,369,000
            300      3,153,000       19.58     8,002,000       7.72    1,985,000
            350      2,829,000       20.77     7,071,000       8.31    1,889,000
            400      2,586,000       21.84     6,465,000       8.74    1,815,000
            ===      =========       =====    ==========       ====    =========

TOTAL         0     13,114,000       14.32                             6,038,000
            300      8,728,000       18.00    23,109,000       6.80    5,051,000
            350      7,493,000       19.34    19,329,000       7.50    4,658,000
            400      6,578,000       20.55    16,740,000       8.07    4,345,000
            ===      =========       =====    ==========       ====    =========

The Behre Dolbear team worked under the direct supervision of James A. Currie, P.Eng., who is the independent qualified person for the resource estimate. A technical report "Report on June 2003 Resource Estimate on the Area 1 of the Burnstone Property" dated July 16, 2003 has been filed at www.sedar.com.

The program increased the mineral resource from that reported in November 2002, and upgraded 60% of it from an indicated to a measured category. In June, Great Basin initiated the next phase of work for Area 1. The planned program includes geological compilation, drilling and detailed engineering work leading to a feasibility study. Drilling is also underway in Area 2, where an inferred mineral resource is currently outlined, as well as other prospects on the large property.

Three directors have been appointed to the Board of Directors of Great Basin during fiscal 2003. On January 13, 2003, Mr. Walter T. Segsworth, P.Eng., was appointed to the Board. On August 13, 2003, two directors that were nominated by Southgold - Mr. Robert G. Still, B.Comm., CA (South Africa) and Mr. Sipho Nkosi, B.Comm., MBA - were appointed to the Board of Directors, bringing the number of Board members to 12.

On July 14, 2003, Great Basin commenced trading on the American Stock Exchange ("AMEX") under the symbol GBN and continues to trade under the symbol GBG on the TSX Venture Exchange.

Other Properties

Great Basin also holds the Casino copper-gold project located in Yukon Canada, on which it conducted extensive exploration activities in the 1990's. In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd (now called Lumina Copper Corporation).

Market Trends

Gold prices, although volatile, have improved in 2003 and averaged about US$350/oz in the year to date.

Financial review

In January 2003, the Company completed a brokered private placement financing of 5,600,000 units at a price of $1.80 per unit for net proceeds of approximately $9.4 million. Each unit was comprised of one common share and one half of one common share purchase warrant exercisable at $1.80 per common share until January 30, 2004. The proceeds and working capital on hand, will be used to fund the acquisition, exploration and development of the Burnstone Gold Project, other potential future exploration programs and for working capital and general corporate purposes.

In the fourth quarter of 2002, US$221,000 (Cdn$337,400) was spent on Phase 1. The Phase 1 plus Phase 2 commitment is US$1.5 million (Cdn$2.1 million) to be spent to April 30, 2003. To March 31, 2003, approximately Cdn$2.0 million had been spent on drilling, geological, engineering reports, graphics, site activities and miscellaneous, including land fees and remainder was spent during the period, meeting the required expenditures of the initial program under the Burnstone Agreement. The Phase 3 program began in June and has included drilling at Area 1 and Area 2, and related support activities such as transportation, site maintenance and assaying, and engineering studies. The tabulated information below reflects revisions to the planned program and adjustments for exchanges rates.

                                                Planned       Actual Expenditure
                                              Expenditure         to June 30/03
Activity                                    (Cdn$ million)      (Cdn$ million)
--------                                    --------------    ------------------

Drilling and assaying - Phase 2                   1.22                1.32
Engineering                                       0.11                0.16
Geological, geophysical and reporting             0.51                0.36
Site activities and miscellaneous                 0.21                0.16
                                                  ----                ----
Total Phase 2                                     2.05                2.00
                                                  ====                ====

Drilling and assaying - Phase 3                   1.34                1.23
Geological and reporting                          0.28                0.29
Engineering and reporting                         0.77                  -
Site activities and miscellaneous                 0.17                  -
Graphics and database                             0.04                  -
                                                  ----                ----
Total Phase 3                                     2.60                1.52
                                                  ====                ====

At June 30, 2003, Great Basin had working capital of approximately $14.4 million, as compared to $20.5 million at March 31, 2003, and is debt free. The Company has 62.7 million common shares issued and outstanding.

Mineral property interests increased to $24,647,341 as a result of the consideration totalling $18,768,990 in cash, and common shares and warrants of Great Basin Gold Ltd. for the exercise of tranche one of the purchase agreement to acquire Southgold (refer to note 5(b) of the financial statements).

Results of Operations

Expenses in the second quarter of fiscal 2003 were $3.4 million, as compared to $2.9 million in previous quarter, and $0.7 million in the second quarter of fiscal 2002.

The main expenditure during the second quarter was on $1.8 million on exploration, as compared to $2.0 million spent on exploration in the previous quarter. Of the exploration costs in fiscal 2003, $3.5 million has been spent at Burnstone and $0.3 million at Ivanhoe. In the first quarter, $0.4 million was attributed to activities at Ivanhoe but some of these have been reallocated to the Burnstone project. At Burnstone, the main exploration expenses were $1.2 million for drilling, compared to $1.3 million in the prior quarter; geological costs of $452,477, compared to $198,784 in Q1, for planning, core logging and supervision of drilling; and site activities costs of $69,855, compared to $47,753 in Q1, for running the field office and carrying out other support activities associated with the drilling program. At Ivanhoe, the main costs were environmental, geological, and site activities and mainly associated with support activities related to the Hollister Development Block.

The main administrative expenditures were on financial advisor and finder's fees, which increased to $1.1 million from $63,000 in the previous quarter, mainly due to payment of finder's fees related to the first tranche of payments for the Burnstone property; office and administration (Q2 - $201,845; Q1 - $393,618) and foreign exchange fees (Q2 - $135,935; Q1 - $200,184). Office and administration costs were mainly related to the preparation and filing of various stock exchange-related documents. A portion of this cost is also related to a mandatory change in accounting for stock-based compensation (see notes to the financial statements). Other significant administrative expenses during the quarter were conference and travel costs of $91,016, compared to $86,570 in the previous quarter, incurred to travel to South Africa for discussions related to the initiation of the next phase of work on the Burnstone project, and to Idaho to discuss progress on permitting for the Hollister Development Block at Ivanhoe project; and shareholder communications costs of $101,286, compared to $70,844 in the first quarter related to discussion on resources estimates and other releases related to Burnstone.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") is a private management company with certain directors in common with the Company that provides geological, corporate development, administrative and management services, and incurs costs with third parties on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 1996. In the second quarter of fiscal 2003, the Company paid HDI $589,513 for these services, as compared to $405,357 in the first quarter.

As at June 30, 2003, Great Basin had prepaid approximately $654,762 (March 31, 2003 - $444,588) for future services and exploration programs. These funds were advanced to Hunter Dickinson Inc. and other related parties during the year, to evaluate data on the Ivanhoe property, to prepare for a major underground exploration program, and to undertake evaluation work on the Burnstone Project. Since the signing of the agreements with Hecla and with Southgold, these funds will be used to advance Burnstone, assist Hecla on Ivanhoe and evaluate and advance additional projects and opportunities for the Company.

                              GREAT BASIN GOLD LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS

                         SIX MONTHS ENDED JUNE 30, 2003

            (Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)


                                               June 30, 2003 December 31, 2002
                                                 (unaudited)         (audited)
                                               ------------- -----------------
Assets

Current assets
     Cash and equivalents ...................   $ 15,573,600    $ 14,489,637
     Amounts receivable .....................        125,533         185,635
     Prepaid expenses (note 7) ..............        654,762         670,623
                                                ------------    ------------
                                                  16,353,895      15,345,895

Reclamation deposits (note 5(a)) ............         68,744           7,500
Equipment (note 4) ..........................            -               -
Mineral property interests (note 5) .........     24,647,341       5,878,351
                                                ------------    ------------
                                                $ 41,069,980    $ 21,231,746
                                                ------------    ------------

Liabilities and Shareholders' Equity

Current liabilities
     Accounts payable and accrued liabilities   $  1,960,340    $  2,188,842
                                                ------------    ------------
Shareholders' equity
     Share capital (note 6) .................     92,386,454      66,757,818
     Contributed surplus (note 6(i)) ........        895,140         669,627
     Deficit ................................    (54,171,954)    (48,384,541)
                                                ------------    ------------
                                                  39,109,640      19,042,904
                                                ------------    ------------
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a) and (d))
Subsequent events (note 5(b) and 6(c))
Income taxes (note 8)
                                                ------------    ------------
                                                $ 41,069,980    $ 21,231,746
                                                ============    ============

See accompanying notes to consolidated financial statements


Approved by the Board of Directors


/s/  Ronald W. Thiessen                                /s/  Jeffrey R. Mason

Ronald W. Thiessen                                     Jeffrey R. Mason
Director                                               Director


GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)


                                             Three months ended June 30        Six months ended June 30
                                          -----------------------------   -----------------------------
                                                   2003            2002            2003            2002
                                          -------------    ------------   -------------    ------------

Expenses
  Conference and travel ................   $     91,016    $      5,376    $    177,586    $     17,339
  Corporate capital taxes ..............            -             2,797             -             2,797
  Depreciation .........................            -               411             -               822
  Exploration (schedule) ...............      1,811,554         343,122       3,819,329         429,250
  Financial advisory and finders' fees .      1,060,236             -         1,123,236             -
  Foreign exchange .....................        135,935             -           336,119             -
  Interest and other ...................       (123,183)        (42,984)       (601,761)        (71,128)
  Legal, accounting and audit ..........         65,643          66,463         120,652          81,374
  Office and administration  (note 6(c))        201,845         243,065         595,463         299,363
  Shareholder communications ...........        101,286          52,611         172,130          70,454
  Trust and filing .....................         17,218          26,766          44,659          32,624
                                           ------------    ------------    ------------    ------------

Loss for the period ....................   $ (3,361,550)   $   (697,627)   $ (5,787,413)   $   (862,895)
                                           ------------    ------------    ------------    ------------

Basic and diluted loss per share .......   $      (0.06)   $      (0.02)   $      (0.11)   $      (0.02)
                                           ------------    ------------    ------------    ------------

Weighted average number of .............     59,328,598      42,667,269      55,003,549      40,773,409
   common shares outstanding
                                           ============    ============    ============    ============



Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

                                                                              Six months ended June 30
                                                                          ------------------------------
                                                                                 2003               2002
                                                                          -------------    -------------

Deficit, beginning of period                                              $ (48,384,541)   $ (42,865,452)
Loss for the period                                                          (5,787,413)        (862,895)
                                                                          -------------    -------------

Deficit, end of the period                                                $ (54,171,954)   $ (43,728,347)
                                                                          =============    =============


See accompanying notes to consolidated financial statements


GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)


                                                      Three months ended June 30       Six months ended June 30
                                                  ------------------------------   ----------------------------
                                                           2003            2002            2003            2002
                                                  -------------    ------------    ------------    ------------

Cash provided by (used for)

Operating activities
     Loss for the period .......................   $ (3,361,550)   $   (697,627)   $ (5,787,413)   $   (862,895)
     Items not involving cash
        Depreciation ...........................            -               411             -               822
        Depreciation included in ...............            -               275             -               549
           exploration expenses
        Stock-based compensation expense .......       (110,979)            -           225,513             -
     Changes in non-cash working capital
        Amounts receivable .....................        147,667         (93,874)         60,102         (64,759)
        Prepaid expenses .......................       (200,792)       (913,623)         15,861      (1,583,168)
        Accounts payable and accrued liabilities        955,781          77,391        (228,502)        203,197
                                                   ------------    ------------    ------------    ------------
                                                     (2,569,873)     (1,627,047)     (5,714,439)     (2,306,254)
                                                   ------------    ------------    ------------    ------------

Investing activities
     Short-term investments ....................            -               -               -         5,046,267
     Reclamation deposits ......................            -               -           (61,244)            -
     Mineral property acquistion costs .........     (2,768,990)            -        (2,768,990)            -
                                                   ------------    ------------    ------------    ------------
                                                     (2,768,990)            -        (2,830,234)      5,046,267
                                                   ------------    ------------    ------------    ------------

Financing activities
     Common shares and warrants issued for cash,         91,551       7,921,838       9,628,636      10,580,408
        net of issue costs
                                                   ------------    ------------    ------------    ------------

Increase in cash and equivalents ...............     (5,247,312)      6,294,791       1,083,963      13,320,421
Cash and equivalents, beginning of period ......     20,820,912       8,460,095      14,489,637       1,434,465
                                                   ------------    ------------    ------------    ------------

Cash and equivalents, end of period ............   $ 15,573,600    $ 14,754,886    $ 15,573,600    $ 14,754,886
                                                   ============    ============    ============    ============


Supplementary information
     Taxes paid                                                                    $        -      $      2,779
     Non-cash financing and investing activities
        Shares and warrants issued for property
        option agreement (note 5(b))                                               $ 16,000,000    $        -

See accompanying notes to consolidated financial statements


GREAT BASIN GOLD LTD.
Consolidated Schedules of  Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

                                                    Burnstone        Ivanhoe          Other           Total
                                                 ------------   ------------   ------------    ------------

Cumulative expenditures, December 31, 2001 ...            -       20,705,747         19,421      20,725,168
Exploration expenses during 2002
   Assays and analysis .......................            215            897            -             1,112
   Drilling ..................................            -            4,241            -             4,241
   Engineering ...............................        161,267         92,769            -           254,036
   Environmental, socio-economic and land fees         15,354        333,428            537         349,319
   Equipment rentals and leases ..............          1,609          7,469            -             9,078
   Exploration option payments ...............      2,094,760            -              -         2,094,760
   Exploration option payments received ......            -              -          (50,000)        (50,000)
   Geological ................................        253,699        168,525            -           422,224
   Graphics ..................................          3,033         32,516            -            35,549
   Reclamation ...............................            -           83,288            -            83,288
   Site activities ...........................         46,963         78,096            -           125,059
   Transportation ............................         13,926         27,793            -            41,719
                                                 ------------   ------------   ------------    ------------
Incurred during 2002 (audited) ...............      2,590,826        829,022        (49,463)      3,370,385
                                                 ------------   ------------   ------------    ------------
Cumulative expenditures, December 31, 2002 ...      2,590,826     21,534,769        (30,042)     24,095,553
Exploration expenses during 2003
   Assays and analysis .......................         43,338          6,985            -            50,323
   Drilling ..................................      2,504,493            -              -         2,504,493
   Engineering  (note 6(c)) ..................        139,711         25,230            -           164,941
   Environmental, socio-economic and land
      (note 6(c)) ............................         17,047         54,037            -            71,084

Geological  (note 6(c)) ......................        651,261         46,931            -           698,192
   Graphics ..................................          1,697         21,909            -            23,606
   Site activities ...........................        117,608         62,570            -           180,178
   Transportation ............................         49,628         76,884            -           126,512

                                                 ------------   ------------   ------------    ------------
Incurred year-to-date 2003 (unaudited) .......      3,524,783        294,546            -         3,819,329
                                                 ------------   ------------   ------------    ------------
Cumulative expenditures, June 30, 2003 .......   $  6,115,609   $ 21,829,315   $    (30,042)   $ 27,914,882
                                                 ============   ============   ============    ============

See accompanying notes to consolidated financial statements


GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Six months ended June 30, 2003
(Expressed in Canadian Dollars)
(Unaudited)

--------------------------------------------------------------------------------

1.   Nature of operations

     Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company's principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Gold Property located in the Republic of South Africa (note 5).

     The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company's interest in the underlying mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.


2.   Basis of presentation and principles of consolidation

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.


3.   Significant accounting policies

(a)  Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)  Short-term investments

     Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)  Reclamation deposits

     Reclamation deposits are recorded at cost.

(d)  Investments

     Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)  Equipment

     Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)  Mineral property interests

     Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

     Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)  Share capital

     The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)  Foreign currency translation

     All of the Company's foreign operations are considered integrated.

     Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)  Loss per common share

     Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

     Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(j)  Fair value of financial instruments

     The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature. The quoted market value of the warrants received from Hecla Mining Company is disclosed in note 5(a). Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)  Use of estimates

     The  preparation  of  financial  statements  in  conformity  with  Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)  Segment disclosures

     The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 9. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(m)  Stock-based compensation (see also note 3(n))

     The Company has a stock option plan which is described in note 6(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

     Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

     No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 6(c)).

     Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(n)  Change in Accounting Policy - Stock-Based Compensation

     Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented (note 6(c)).

     Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

     The new Recommendations were applied prospectively. The adoption of this new standard resulted in no changes to amounts previously reported.

(o)  Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(p)  Comparative figures

     Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.


4.   Equipment

                                          June 30, 2003                                  December 31, 2002
                          ----------------------------------------          -------------------------------------
                                        Accumulated        Net book                      Accumulated     Net book
     Equipment                Cost     depreciation           value             Cost    depreciation        value
     ---------            --------     ------------        --------         --------    ------------     --------

     Computer .......     $127,795         $127,795            $  -         $127,795        $127,795         $  -
     Field ..........      349,631          349,631               -          349,631         349,631            -
     Office .........      300,678          300,678               -          300,678         300,678            -
                          --------         --------         -------         --------        --------      -------
                          $778,104         $778,104            $  -         $778,104        $778,104         $  -
                          ========         ========         =======         ========        ========      =======


5.   Mineral property interests

                                                                         June 30,  December 31,
     Mineral Property Acquisition Costs, net                                2003          2002
                                                                     -----------   -----------

     Ivanhoe Property (note 5(a))
        Balance, beginning of the period .....................       $ 3,945,348   $ 5,583,348
        Incurred during the period ...........................               -         295,000
        Estimated fair value of Hecla Warrants received ......               -      (1,933,000)
                                                                 ---------------     ---------
        Balance, end of the period ...........................         3,945,348     3,945,348

     Hecla Warrants (note 5(a))
        Balance, beginning of the period .....................         1,933,000           -
        Estimated fair value of Hecla Warrants received ......               -       1,933,000
                                                                 ---------------     ---------

        Balance, end of the period ...........................         1,933,000     1,933,000
                                                                 ---------------     ---------

     Ivanhoe Property ........................................         5,878,348     5,878,348
                                                                 ---------------     ---------
     Burnstone Gold Property (note 5(b)) .....................        18,768,991             1
     Casino Property (note 5(c)) .............................                 1             1
     Kirkland Lake Property (note 5(d)) ......................                 1             1
     Bissett Creek Property (note 5(e)) ......................               -             -
                                                                 ---------------     ---------

                                                                 $   24,647,341      5,878,351
                                                                 ==============      =========

(a)  Ivanhoe Property
     Elko County, Nevada, United States of America

     On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

     Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

     (i)  US$1 million to Newmont;
     (ii) 150% of the amount invested in shares of Cornucopia (being US$1.2 million); and
     (iii) US$2.8 million on exploration and related costs.

     The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 7), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

     The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the
     1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

     On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly-owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

     During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms provides for annual advance royalty payments of US$50,000 per year until 2017 and increase to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

     In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

     During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2002. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next three years:

     Year                  Total Reclamation Costs    The Company's 25% Share
     ----                  -----------------------    -----------------------

     2003                             US$   25,042               US$    6,260
     2004                                   25,042                      6,260
     2005                                  161,042                     40,261
                                      ------------               ------------
                                      US$  211,126               US$   52,781
                                      ============               ============

     During 2000, 2001 and 2002, US$51,992,  US$19,828 and US$4,996 respectively was paid to Newmont for the Company's 25% share of actual reclamation costs incurred. US$52,781 ($83,288) was accrued at December 31, 2002. In January 2003, US$909 was paid to Newmont for the Company's 25% share of actual reclamation costs incurred.


     In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 ($75,745) and subsequently paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

     On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin (2 million share purchase warrants exercisable at US$3.73 per share expiring on August 2, 2004 have been issued to June 30, 2003).

     Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was estimated to be $1,933,000, based on the August 2, 2002 closing price of Hecla Mining Company shares of US$3.41 on the New York Stock Exchange ("NYSE") (also based on the following assumptions: risk free interest rate of 3%; expected life of 2 years; expected volatility of 25% and expected dividends of nil), and is included in Mineral Property Interests. The Hecla Warrants are not listed on a public stock exchange. Any proceeds received on the sale of the Hecla Warrants, or the sale of the shares of Hecla Mining Company received on exercise of the Hecla Warrants, will be credited against the total cost, including this amount, when realized.

     Based on the June 30, 2003 closing price of Hecla shares on the NYSE of US$4.23, the fair value of the Hecla Warrants at June 30, 2003 was estimated to be $2,130,000.

     Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla (1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 have been issued to June 30, 2003) (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 (based on the same assumptions stated in note 6(c)) and has been included in the cost of the Ivanhoe Property.

     Hecla has commenced engineering and permitting work to facilitate an underground development program. Upon receipt of applicable permits, Hecla is expected to complete the Stage 1 underground development, drilling, and prefeasibility program estimated in the Earn-in Agreement at US$10.3 million, in approximately 12 months. To vest its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the following 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to essentially develop the Hollister Development Block to the point of commercial production. Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

     A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

     In February 2003, the Company posted reclamation deposits with the Bureau of Land Management ("BLM") totalling US$41,200 ($61,244) in respect of exploration drilling on certain areas of the Ivanhoe Property. These reclamation deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.


(b)  Burnstone Gold Property
     Republic of South Africa ("RSA")

     On November 5, 2002, the Company entered into an Option Agreement ("the Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 80% interest in the Burnstone Gold Property covering approximately 400 square kilometres of the Witwatersrand goldfield in the Republic of South Africa.

     Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group ("BEEG") partner, whereby Tranter will acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter would then maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31, but Southgold and Tranter are working together along with Great Basin to extend the agreement on mutually acceptable terms and conditions.

     Upon signing the Option Agreement in November 2002, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003 (which was undertaken and completed). The Company can exercise its option and complete the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million
     Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants will be subject to a 45-day accelerated expiry in the event that Great Basin's common shares trade on the TSX Venture Exchange over a 20-day weighted average per share price equal to or greater than US$1.50 per common share.

     On exercise of tranche one on April 30, 2003, the Company will acquire 49% of the outstanding common shares of Southgold, providing it exercises tranche two, for payments totalling US$2 million cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The Company completed this transaction in May 2003. The exercise of tranche one was accounted for as follows:

     Issuance of 10 million common shares                           $ 13,800,000
     Issuance of 5 million share purchase warrants                     2,200,000
     Cash                                                              2,768,990
                                                                    ------------
     Charged to mineral property interests                          $ 18,768,990
                                                                    ============

     A finder's fee of approximately 2% is payable, to a maximum of US$1 million, as the Company acquires Southgold and makes expenditures on the Burnstone Property. To June 30, 2003, $1,174,000 of this finder's fee had been accrued. Two directors that were nominated by Southgold shareholders have been duly appointed to the Board of Directors of Great Basin.

     The remaining 51% of Southgold can be acquired by a second tranche of payments, on or before January 31, 2004, of 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, the Company can make 50% of the tranche two payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

(c)  Casino Property
     Whitehorse Mining District, Yukon, Canada

     The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd. ("Wildrose"), the optionee, can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

     During fiscal 2001, the acquisition costs associated with the Casino Property were written down to a nominal amount to reflect the Company's intention to defer work on the property pending a sustained recovery both of metal prices and the economy.

     On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on the TSX Venture Exchange or another recognized exchange (the "Exchange") and have certain minimum trading volumes.

     The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange, of 100,000 CRS shares, plus warrants to purchase another 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange. CRS will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares. If CRS was not listed by December 31, 2002, CRS was obligated to pay to Great Basin $50,000 plus applicable taxes, in lieu of the 100,000 shares, to keep the Option in good standing. This CRS option payment was received by the Company in December 2002. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. in June 2003. Accordingly, the Company received 100,000 CRS shares plus warrants to purchase another 100,000 shares at an exercise price of $1.80 until May 23, 2005. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continued thereafter).

     CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

     In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.


(d)  Kirkland Lake Property
     Ontario, Canada

     In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

     The Company continues to maintain the Kirkland Lake property in good standing.


(e)  Bissett Creek Property
     Ontario, Canada

     In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written off.

     In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. Under the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the required royalty payments were never made to the Company. Accordingly, the Company believed the Purchaser was in default of the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

     In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. In December 2001, the property was returned to the original owner and was written off, as the Company believed that the claim was without merit. In May 2002, the claim was settled by an agreement signed between the Company and the Purchaser. Under the agreement, the Purchaser dismissed the action and agreed to return all the documents related to the property.


6.   Share capital

(a)  Authorized share capital

     The Company's authorized share capital consists of 200,000,000 common shares without par value.

(b)  Issued and outstanding common shares

                                                                                    Number of
                                                                                       Shares        Amount
                                                                                   ----------   -----------

     Balance, December 31, 2001 ...............................................    38,182,137   $55,953,415
     Issued during 2002:
        Share purchase options exercised (note 6(c)) ..........................       179,900       156,018
        Share purchase warrants exercised (note 6(e)) .........................     2,007,000     2,007,000
        Agent's share purchase options exercised (note 6(e)) ..................       500,000       500,000
        Agent's share purchase warrants exercised (note 6(e)) .................       250,000       250,000
        Private placement, May 2002, net of issue costs (note 6(f)) ...........     5,616,612     7,700,570
        Private placement, August 2002, net of issue costs (note 6(g)) ........       125,715       190,815
                                                                                   ----------   -----------

     Balance, December 31, 2002 ...............................................    46,861,364    66,757,818
        Share purchase options exercised (note 6(c)) ..........................       218,800       211,905
        Private placement, January 2003, net of issue costs (note 6(h)) .......     5,600,000     9,416,731
        Shares and warrants issued for property, May 2003 (note 5(b)) .........    10,000,000    16,000,000
                                                                                   ----------   -----------

     Balance, June 30, 2003 ...................................................    62,680,164   $92,386,454
                                                                                   ==========   ===========

(c)  Share option plan

     The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 9,800,000 common shares, of which 6,737,400 were outstanding at June 30, 2003. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the TSX Venture Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

     The continuity of share purchase options is:

                                                      Weighted                   Contractual
                                                       average               weighted average
                                                      exercise    Number of    remaining life
                                                         price      options            (years)
                                                      --------    ---------  ----------------

     Balance, December 31, 2001 ...................   $   0.95    2,711,900             3.74
        Granted* ..................................   $   1.44    4,174,800
        Exercised .................................   $   0.87     (179,900)
        Expired or cancelled ......................   $   1.68      (56,700)
                                                      --------    ---------             ----

     Balance, December 31, 2002 ...................   $   1.24    6,650,100             2.38
        Granted ...................................   $   1.80      313,000
        Exercised .................................   $   0.90     (218,800)
                                                      --------    ---------             ----
     Balance, June 30, 2003 .......................   $   1.27    6,744,300             1.92

                                                      ========    =========             ====

     * 725,500 of non-employee stock options which were granted on May 24, 2002, exercisable at $1.70 per share, were repriced to $1.17 per share on December 11, 2002, with no change to the expiry date.

     As at June 30, 2003, 6,559,800 of the options outstanding had vested with optionees.

     The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the period have been reflected in the statement of operations as follows:

     Exploration
          Engineering ................................................  $  5,018
          Environmental, socioeconomic and land ......................     2,282
          Geological .................................................    66,793
                                                                        --------
                                                                          74,093
     Office and administration .......................................   151,420
                                                                        --------

     Total compensation cost recognized in operations, ...............  $225,513
        credited to contributed surplus                                 ========


     Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share would have been as follows:

     Six months ended June 30, 2003                                                                  Diluted
                                                                                       Basic loss   loss per
                                                                               Loss     per share      share
                                                                        -----------      --------   --------

     As reported ..................................................     $(5,787,413)     $  (0.11)  $  (0.11)
     Estimated fair value of non-cash stock-based
         compensation to directors, officers and employees ........        (183,194)        (0.00)     (0.00)
                                                                        -----------      --------   --------

     Pro forma ....................................................     $(5,970,607)     $  (0.11)  $  (0.11)
                                                                        ===========      ========   ========

     The weighted-average assumptions used to estimate the fair value of options granted during the period were:

     Risk free interest rate .........   3%
     Expected life ...................   2 years
     Expected volatility .............   50%
     Expected dividends ..............   nil


     Summary of the options outstanding at June 30, 2003 is as follows:

                                                              Option   Number of
     Expiry date                                               price     options
     -----------                                            -------- -----------

     September 11, 2003 ...............................     $   0.55      1,000
     November 21, 2003 ................................     $   0.63     50,000
     December 27, 2003 ................................     $   0.75      5,000
     December 30, 2003 ................................     $   1.70  2,109,300
     December 30, 2003 ................................     $   1.17    626,000
     January 10, 2006 .................................     $   0.96  2,030,000
     January 10, 2006 .................................     $   0.63    300,000
     December 20, 2004 ................................     $   1.17    238,000
     December 20, 2007 ................................     $   1.17  1,072,000
     January 31, 2005 .................................     $   1.80    300,000
     May 8, 2005 ......................................     $   1.36     13,000
                                                            --------  ---------
     Average option price and totals ..................     $   1.27  6,744,300
                                                            ========  =========

     Subsequent to June 30, 2003, 28,000 options were exercised for proceeds of $32,760 and 424,500 options exercisable at $1.32 expiring on July 29, 2005 and 1,000,000 options exercisable at $1.50 expiring on July 29, 2005 were granted to employees, consultants and directors.

(d)  Share purchase warrants

     The continuity of share purchase warrants is:

     Note Reference                   6(e)           6(f)        6(g)         5(a)     6(h)(i)        5(b)
                                 March 15,        June 3,    Dec. 27,    August 2,    Jan. 31,   April 30,
     Expiry date                      2002           2003        2003         2004        2004        2004
     Exercise price                  $1.00          $1.65       $1.85        $1.55       $1.80    US $0.75         TOTAL
     --------------            -----------    -----------    --------   ----------  ----------   ---------    ----------

     Balance                    2,500,000               -           -            -           -           -     2,500,000
            Dec. 31, 2001
            Issued                      -       5,616,612     125,715    1,000,000           -           -     6,742,327
            Exercised          (2,007,000)              -           -            -           -           -    (2,007,000)
            Expired              (493,000)              -           -            -           -           -      (493,000)
                               -----------    -----------     -------    ---------   ---------   ---------   -----------

     Balance                             -      5,616,612     125,715    1,000,000           -           -     6,742,327
            Dec. 31, 2002
            Issued                       -              -           -            -   2,800,000   5,000,000     7,800,000
            Exercised                    -              -           -            -           -           -             -
            Expired                      -     (5,616,612)          -            -           -           -    (5,616,612)
                               -----------    -----------     -------    ---------   ---------   ---------   -----------

     Balance, June 30, 2003              -              -     125,715    1,000,000   2,800,000   5,000,000     8,925,715
                               ===========    ===========     =======    =========   =========   =========   ===========


(e)  Special warrant private placement, August 2000

     On August 9, 2000, the Company entered into a financing agreement with Loewen Ondaatje McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of special warrants. The placement consisted of 5,000,000 special warrants at $2.00 per special warrant. Each special warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

     On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 agent's share purchase options and 250,000 agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares traded on the TSX Venture Exchange for ten consecutive days at a price of at least $1.20 per share. The term of the options and warrants was extended for one year until August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants and options were set to expire on March 15, 2002. By March 15, 2002, the agent's options and warrants and 2,007,000 of the share purchase warrants had been exercised. The remaining 493,000 warrants expired unexercised.


(f)  Private placement financing, May 2002

     On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit is comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If the shares have a closing price of at least $2.50 per share on the TSX Venture Exchange over any 10 consecutive trading day period, the warrants will be subject to a 45 day accelerated expiry. At June 30, 2003 the 5,616,612 warrants expired unexercised.


(g)  Private placement financing, August 2002

     On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange at or above $2.78 for ten consecutive trading days.


(h)  Private placement financing, January 2003

(i) On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant is exercisable into one common share at $1.80 per common share until January 30, 2004.

(ii) The Company granted an option to purchase 336,000 units at $1.80 until January 30, 2004 to the agents for this private placement. Each unit is comprised of one common share and one half of a common share purchase warrant. Each full common share purchase warrant will be exercisable into one common share at $1.80 per common share until January 30, 2004.


(i)  Contributed surplus

     Balance, December 31, 2001 and 2000 ................................................  $       -
     Changes during 2002:
        Non-cash stock-based compensation to non-employees (note 6(c)) ..................    374,627
        Great Basin Warrants issued pursuant to Hecla Earn-in Agreement,
             August 2002 (note 5(a)) ....................................................    295,000
                                                                                            --------
     Contributed surplus, December 31, 2002 .............................................    669,627
     Changes during 2003:
        Non-cash stock-based compensation to non-employees (note 6(c)) ..................    225,513
                                                                                            --------

     Contributed surplus, June 30, 2003 .................................................   $895,140
                                                                                            ========


7.   Related party transactions and balances

      Reimbursement for third party expenses
       and services rendered                                     Three months ended June 30,
                                                                 --------------------------
                                                                          2003         2002
                                                                     ---------    ---------

       Hunter Dickinson Inc. (a) .................................   $ 984,390    $ 112,545
       Hunter Dickinson Group Inc. (a) ...........................      10,480          -
                                                                     =========    =========

     Prepaid expenses ............................................     June 30  December 31
                                                                          2003         2002
                                                                     ---------  -----------

     Hunter Dickinson Inc. (a) ...................................   $ 649,017    $ 694,846
     Hunter Dickinson Group Inc. (a) .............................      (7,790)     (43,153)
     Other prepaid expenses ......................................      13,535       18,930
                                                                     ---------    ---------
                                                                     $ 654,762    $ 670,623
                                                                     =========    =========

(a) Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b) Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets. Prepaid balances arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.


8.   Income taxes

     Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

     The company acquired 49% of Southgold upon exercise of tranche one on April 30, 2003 provided the company exercises tranche two on or before January 31, 2004 or otherwise provided and disclosed in note 5(b). As of the date of these financial statements, the Company has yet to decide to exercise tranche two. Accordingly no future income tax liability has been recorded as a result of the exercise of tranche one on April 30, 2003.

     At April 30, 2003 and June 30, 2003 the estimated temporary differences were as follows:

                                                                                  Estimated tax
        Item                                                   Accounting basis           basis
        ----                                                  ----------------    -------------

        Mineral property interests - Burnstone Gold Property       $18,768,991     $ 1,250,000



9.   Segmented information

     The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

                                                                             June 30,   December 31,
     Assets                                                                     2003           2002
     ------                                                              -----------   ------------

     Canada
        Assets excluding mineral property interests ..................   $15,726,533   $15,327,770
        Mineral property interests ...................................     1,933,002     1,933,002
     United States
        Assets excluding mineral property interests ..................       495,329         7,500
        Mineral property interests ...................................     3,945,348     3,945,348
     Republic of South Africa
        Assets excluding mineral property interests ..................       200,777        18,125
        Mineral property interests ...................................    18,768,991             1
                                                                         -----------   -----------

     Total assets ....................................................   $41,069,980   $21,231,746
                                                                         ===========   ===========